Dejour Reports Q4 and Fiscal 2014 Results
Drills 11 New Wells Including Mancos Test at Kokopelli

Vancouver, B.C. March 5, 2015 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced its financial results for the three and twelve month periods ended December 31, 2014.

2014 Key Financial and Operating Highlights are:

•	Achieved a 2014 reserve replacement ratio of 3.8 times in Canada;

•	Completed two equity financings in the year.
	o	7,000,000 units at $0.11 per common share in January 2014. Gross proceeds raised were $770,000;
o

6,000,000 units at US$0.25 per unit in August 2014. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000);

•	Retired the related loan facility of $3.5 million due to a Canadian institutional lender;

•

Completed the acquisition of certain natural gas producing assets and related processing facilities adjacent to the Company’s existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional net 400 mcf/d and 9,600 net acres (44% developed);

•

Closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for total share consideration of $1,939,000;

•

Closed the sale of 65% of the Company’s working interest in the initial four wells drilled in 2013 at its Kokopelli project in Colorado, together with certain related production facilities and 1,000 of its 1,520 net acres, for $4,136,000 (US$3,876,000) cash maintaining a 25% working interest in a highly successful US$16.0 million drilling program commenced in Q3 2014 (7 Williams Fork, 1 Mancos, 1 PWD), funded by the Purchaser of the assets; with completion anticipated to commence in Q2 2015.

•

Successfully drilled two new wells at the Company’s Woodrush property, north of Fort St. John, British Columbia. The initial well is a new natural gas discovery in the Gething geological formation while the second well is a development well drilled into the extreme south end of the Company’s Woodrush oil pool. Subsequent to year-end, the Company reported initial production of 350 BOE/d from these two wells on January 26, 2015. The Company owns a 99% working interest in both wells.

CORPORATE SUMMARY – THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2014

OPERATIONS	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change

Production
Oil and natural gas liquids (bbls/d)	162	167	-3%	182	215	-15%
Natural gas (mcf/d)	891	2,714	-67%	1,602	1,733	-8%
Combined (BOE/d)	310	620	-50%	449	504	-11%

Realized sales prices
Oil and natural gas liquids ($/bbl)	72.29	80.17	-10%	87.99	86.21	2%
Natural gas ($/mcf)	3.87	4.55	-15%	5.45	4.06	34%

Operating expenses(1)
Oil operations ($/bbl)	32.01	26.24	22%	27.65	26.75	3%
Natural gas operations ($/mcf)	4.37	2.11	107%	3.86	2.06	87%

Operating netback
Oil operations ($/bbl)	28.93	37.31	-22%	45.57	42.65	7%
Natural gas operations ($/BOE)	-4.76	8.91	-153%	4.39	7.40	-41%

General and administrative expenses ($/BOE)(2)	39.19	14.98	162%	21.31	18.39	16%

Notes:
(1)

Increase due to planned annual maintenance at Woodrush NE BC, two work overs, a new pump jack and non-recurring compressor start up and repair costs associated with the Q1-2014 acquired properties at Hunter (adjacent to Woodrush), and higher contractual pipeline transportation costs in 2014 in Canada.

(2)	Reduced production in Q4 2014 from the sale of 65% of the Company’s working interest at Kokopelli resulted in higher per BOE G&A costs in Q4 2014 compared with Q4 2013.

FINANCIAL (CA$ thousands, except per share)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change

Revenue	1,410	2,354	-40%	9,049	9,317	-3%
Royalties	196	501	-61%	1,488	1,811	-18%

Cash flow (1)	-705	1	-70600%	-100	522	-119%
Cash flow per share (basic)	-0.00	0.00	0%	-0.00	0.00	0%
Cash flow per share (diluted)	-0.00	0.00	0%	-0.00	0.00	0%

Net income (loss)	-3,331	4,350	-177%	-7,203	-2,577	180%
Basic ($/common share)	-0.02	0.03	-163%	-0.04	-0.02	135%
Diluted ($/common share)	-0.02	0.02	-182%	-0.04	-0.02	135%

Capital expenditures, net of dispositions	2,371	-87	2825%	3,834	2,041	88%

Weighted average common shares outstanding (thousands)
Basic	182,402	148,916	22%	177,124	148,916	19%
Diluted	226,936	195,883	16%	229,230	195,883	17%

Bank debt, net of working capital				4,480	8,908	-50%

Notes:
(1)

It is a non-GAAP measure and calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-GAAP Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-GAAP MEASURE

	Three months ended		Twelve months ended
	December 31,		December 31,
(CA$ thousands)	2014	2013	2014	2013

Cash flows from (used in) operating activities	(127)	388	(581)	962
Change in operating working capital	(578)	(387)	481	(440)
Cash flow	(705)	1	(100)	522

The NYSE MKT (“the Exchange”), in a letter to the Company dated December 11, 2014, expressed that, in its opinion, Dejour has made a reasonable demonstration of its ability to regain compliance with Section 1003(a)(iv) of the Exchange’s Company Guide, which addresses a listing Company’s ability to continue operations and/or meet its obligations as they occur. The Exchange, in its prudence, has again granted the

Company an extension to regain total compliance with Section 1003(a) (iv) by May 22, 2015. During this period, the Company will submit updated “Plans of Compliance” no later than at each quarter completion concurrent with the Company’s appropriate filing with the Securities and Exchange Commission. Any issuance of additional shares by the Company during this period will require the prior approval of a management committee of the Exchange. Failure to make progress consistent with the ‘Plan of Compliance’ or to regain compliance with the listing standards by the end of the extension period could result in the Company being delisted from the NYSE MKT LLC.

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,500 net acres) and Peace River Arch regions (16,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates: The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value. A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Prospective Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity”. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 100 3(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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